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                              June 28, 2024

       Troy Reisner
       Chief Financial Officer
       Phunware, Inc.
       1002 West Avenue
       Austin, Texas 78701

                                                        Re: Phunware, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Response dated May
28, 2024
                                                            File No. 001-37862

       Dear Troy Reisner:

              We have reviewed your May 28, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 13,
       2024 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Risk Factors, page 4

   1.                                                   We note the statements
in your additional risk factor that the    [t]he legal test for
                                                        determining whether any
given digital asset is a security is a highly complex, fact-driven analysis that evolves
over time, and the outcome is difficult to predict.    Please remove the
                                                        phrase that the
analysis    evolves over time    as the legal tests are well-established by
U.S.
                                                        Supreme Court case law
and the Commission and staff have issued reports, orders, and statements that provide
guidance on when a crypto asset may be a security for purposes of the U.S. federal
securities laws.
 Troy Reisner
FirstName
Phunware, LastNameTroy Reisner
           Inc.
Comapany
June       NamePhunware, Inc.
     28, 2024
June 28,
Page 2 2024 Page 2
FirstName LastName
Note 2. Summary of Significant Accounting Policies
Revenue Recognition
PhunToken, page 72

2. Please address the following as it relates to the information provided in your response to prior comment 4:
             Provide us with a separate breakdown of the number of PhunTokens sold each period and the proceeds from such sales. For each annual period, include a breakdown of such sales (i.e., number of tokens and proceeds) to each of senior management and customers.
             Clarify whether user engagement rewards are issued on behalf of your customers or whether they are also issued as a marketing mechanism to reward platform engagement in your ecosystem. If the latter is the case, tell us how such costs are reflected in your financial statements.
             Tell us whether you have any obligation to your customers to track user engagement before a reward is issued to a consumer either by, or on behalf of, your customer. If so, tell us how you determined your performance obligation is satisfied at the time
             PhunTokens are delivered to your customer.
Item 9A. Controls and Procedures, page 100

3. You state in your response to comment 5 that management re-evaluated its disclosure controls and procedures (DCPs) in connection with the March 31, 2024 Form 10-Q and concluded that DCPs were not effective at March 31, 2024 due to the same material weaknesses noted in your Form 10-K. Therefore, it remains unclear how management determined your DCPs were effective at December 31, 2023 given the material weaknesses that existed in your internal controls over financial reporting at such time. Please explain or amend your Form 10-K to revise your conclusion accordingly.
General

4. Please provide us with a materially complete description of the PhunToken and how it is used within your platform, including how it is earned or otherwise acquired, whether it can be transferred (and if so, how), how it is priced for issuance and for use within your platform, whether it is tendered/redeemed upon use and what happens to tendered/redeemed PhunTokens. In responding to this comment, please explain how the
         PhunToken unlocks features and capabilities and whether there are plans to expand the available features and capabilities within your platform.
5. Please clarify whether the PhunToken can be transferred outside your platform and whether it currently trades on any third-party trading platforms. In this regard, we note disclosure on your website indicating that PhunToken is available on Uniswap.
6. We note the press release you issued announcing the availability of PhunToken on
         Uniswap. Please tell us your role in making PhunToken available on Uniswap.
 Troy Reisner
Phunware, Inc.
June 28, 2024
Page 3
7.       If the PhunToken is intended to be used as a so-called    utility
token    within your
         platform, please tell us why the supply is capped, and address your statements indicating that no additional PhunToken will ever be created, and the capped supply may potentially make the PhunToken more valuable.
8. It appears that the company intended to issue a substantial portion of the PhunTokens to senior management through Restricted Token Purchase Agreements, although the company subsequently rescinded such agreements. Please tell us how that contemplated issuance is consistent with your legal analysis and whether any members of senior management have been issued or have the right to acquire PhunTokens or otherwise hold
         PhunTokens.
9.       The legal analysis with respect to your discussion of    Reasonable
Expectation of Profits
         and    Managerial or Entrepreneurial Efforts of Others    is
conclusory. Please revise to
         provide a more detailed legal analysis and in doing so address relevant facts regarding the
         PhunToken and your platform. For example, we note the FAQ disclosure on your website,
            Is PHTK valuable.    Moreover, address other profit-making
opportunities available to
         holders of PhunToken, some of which appear to be outlined in your press release announcing the availability of the PhunToken on Uniswap. Finally, please address the bonus incentives of the PhunToken.
10.      With respect to the legal analysis applying Gary Plastic, you state
that the    PhunToken is
         not designed to be traded or exchanged with other holders.    It
appears that PhunToken can
         be traded or exchanged among holders, whether within your platform or outside your platform, and that you publicize the availability for such trading and exchange. Please
         revise your analysis accordingly. We also note the statement,    [t]he
Company does not
         engage in activity to facilitate the appreciation of the price of PhunToken above the prices
         paid by holders for PhunToken purchased from the Company.    Revise
your analysis to
         address your further development efforts with respect to the features and capabilities for using the PhunToken on your platform, making PhunToken available on Uniswap, your activities with respect to burning the PhunToken, and any profit-making activities available to holders. For example, we note the disclosure in your whitepaper that you
         intend    buyback and burn PhunToken every quarter, reducing the
overall circulating
         supply of PhunToken.
       Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby at 202-551-3334 with any other questions.



FirstName LastNameTroy Reisner                                 Sincerely,
Comapany NamePhunware, Inc.
                                                               Division of
Corporation Finance
June 28, 2024 Page 3
FirstName LastName
                                                               Office of
Technology